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                                 Filed by Bellwether Exploration Company
                                 Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject
                                 Company: Bellwether Exploration Company
                                 Commission File No: 000-09498


The following press release was made by Bellwether Exploration Company:

                                                  Bellwether Exploration Company
                                                          1331 Lamar, Suite 1455
                                                     Houston, Texas 77010 - 3039
                                                                    NEWS RELEASE

[BELLWETHER EXPLORATION COMPANY LOGO]

FOR IMMEDIATE RELEASE                                                   CONTACT:
MARCH 8, 2001                     LANCE L. WEAVER - DIRECTOR, INVESTOR RELATIONS
                                                          AND FINANCIAL ANALYSIS
                                                       WEAVERL@BELLWETHEREXP.COM
                                                                  (713) 495-3061

                     BELLWETHER EXPLORATION REPORTS RESULTS
                        FOR FOURTH QUARTER AND YEAR 2000

HOUSTON - Bellwether Exploration Company (NASDAQ: BELW) today announced the following financial and operating results for the fourth quarter and year ending December 31, 2000:

CASH FLOW: Cash flow from operations, before changes in working capital, for the year 2000 totaled $62.6 million or $4.42 per share, up 103% over 1999 cash flow of $30.8 million or $2.21 per share. For the fourth quarter, cash flow was a record $19.6 million or $1.38 per share.

NET INCOME: Net income for the year 2000, exclusive of the effect of unwinding certain natural gas hedges (a non-recurring non-cash charge, discussed below), was $37.6 million or $2.65 per share, 327% above 1999 net income of $8.8 million or $0.63 per share. For the fourth quarter, exclusive of the hedge transaction, net income was $5.8 million or $0.41 per share. Reported net income, including the effect of the hedge transaction, was $32.2 million or $2.27 per share for the year 2000, and $432,000 or $0.03 per share for the fourth quarter. In addition to the hedge transaction, net income was negatively impacted by property sales which took place earlier in the fourth quarter than previously forecast, subsequently reducing revenue for the period.

PRODUCTION AND REVENUE: Despite the sale of 6.4 MMBoe of reserves during the year, average production of 15.8 MBoe per day in 2000 (6.5 MBbl and 56.0 MMcf) was well above the 1999 level of 14.4 MBoe per day. Fourth quarter production averaged 16.1 MBoe per day. Revenue for the year was a record $116.6 million, up 64% from revenue of $71.1 million for 1999. Revenue for the fourth quarter of 2000 was $35.2 million.

EBITDA: Earnings before interest, taxes and depreciation ("EBITDA") for 2000, exclusive of the hedge transaction, totaled $77.5 million, an increase of 87% when compared to EBITDA of $41.4 million for 1999. EBITDA, exclusive of the hedge transaction, for the fourth quarter was $23.8 million.

COSTS: Operating costs, including lease operating costs and production taxes, for the year 2000 averaged $5.27 per Boe. Operating costs totaled $9.1 million in the fourth quarter, or $6.15 per Boe. These costs are higher than prior periods due primarily to non-recurring Ecuadorian field expenses, including repair and maintenance of production facilities and replacement of downhole pumps on several wells.
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RESERVES: At January 1, 2001, Bellwether had proved reserves of 31.6 MMBoe consisting of 74.7 Bcf of natural gas (39%) and 19.1 million barrels of crude oil and natural gas liquids (61%). Proved developed reserves represent 77% of the total proved reserves. During the year 2000, the company added proved reserves totaling 8.5 MMBoe and sold a total of 6.4 MMBoe. Based on SEC reporting guidelines, the pretax present value of these reserves, net of capital costs, at year-end prices and discounted at 10 percent is $546 million. Total capital expenditures for oil and gas activities were $89 million for 2000.

EFFECT OF HEDGE TRANSACTION: The Company divested $49 million of non-core properties in the second half of 2000 and, as discussed in the third quarter conference call, utilized a natural gas swap to unwind its hedge position on the properties sold. The swap, covering 15,000 MMBtu per day at a price of $4.60 per MMBtu, locked in a pre-tax book loss of $8.7 million which was recognized in the fourth quarter.

Doug Manner, Chairman, President and CEO stated, "In the midst of executing our strategic plans, which include significant property sales, I'm pleased that we were still able to increase year-over-year production. The Company posted record earnings for the year 2000, a year of transition in both the asset base and operating strategy." Manner added, "The proposed merger with Bargo Energy is proceeding according to plan. We are revising budgets and pooling our technical and financial talent in anticipation of Bellwether's shareholders approving the merger in the near future. We are anxious to close this merger and continue to pursue additional acquisition and consolidation opportunities. I'm very excited about our new management team and the upcoming year for our new Company, which we have chosen to re-name MISSION RESOURCES CORPORATION. I believe our shareholders will be rewarded with a remarkable growth story over the next couple of years, both in share value and reserves."

CONFERENCE CALL: A conference call to discuss the earning release will be held Thursday, March 8th, 2001 at 10:00 a.m. Central Standard Time (CST). If you would like to participate, please call (212) 346-7499 just prior to the start time. A replay of the conference call will be available for 48 hours after the finish of the call. The replay can be accessed by dialing toll-free (800) 633-8284 (for U.S.) and (858) 812-6440 (for International), reservation No. 18045938. In addition, you may log on to the Bellwether Exploration website at www.bellwetherexp.com to listen to a replay of the teleconference via Webcast.

Bellwether Exploration Company is an independent oil and gas exploration and production company headquartered in Houston, Texas with oil and gas properties located in three core areas: the Gulf of Mexico both onshore and offshore, Southeast New Mexico/West Texas and Ecuador.

                                       ###

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial
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performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that was included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") have filed the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to:
Bellwether Exploration Company, Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010, Attention: Lance Weaver; telephone: (713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the Registration Statement on Form S-4.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the Registration Statement on Form S-4.